



Press release

Arcelor board of Directors unanimously rejects Mittal's hostile proposal

Luxembourg, 29 January, 2006 - At an extraordinary meeting in Luxembourg today, Arcelor's Board of Directors, under the chairmanship of Joseph Kinsch, has examined Mittal Steel's unsolicited proposal.

After a thorough review and analysis of the elements at its disposal, the Board has swiftly concluded that Arcelor and Mittal Steel do not share the same strategic vision, business model and values.

The Board then expressed its concern regarding the severe consequences that Mittal Steel's proposal could have on the group, its shareholders, employees and customers.

Furthermore, the Board of Directors believes that the continuation of Arcelor's present strategy offers the best guarantee of value creation for its shareholders.

Therefore, the Board of Directors has resolved that it:

1. unanimously rejects Mittal Steel's unsolicited proposal which it considers hostile,
2. recommends to Arcelor's shareholders not to tender their shares into the proposed offer, if and when submitted,
3. mandates the Management Board to present to the Board of Directors all actions and options that are in the best interests of all stakeholders.

The Board of Directors confirms its full confidence in the management and employees of Arcelor and supports their ongoing efforts to create value for all stakeholders.

All these arguments will be presented in further detail at the news conference that will be held by Arcelor's group management board.

Arcelor is the number one of the global steel industry with a turnover of 30 billion euros in 2004. The company holds leadership positions in its main markets: automotive, construction, household appliances and packaging as well as general industry. The company - number one steel producer in Europe and Latin America - ambitions to further expand internationally in order to capture the growth potential of developing economies and offer technologically advanced steel solutions to its customers. Arcelor employs 94,000 associates in over 60 countries. The company places its commitment to sustainable development at the heart of its strategy and ambitions to be a benchmark for economic performance, labour relations and social responsibility.

Publicis Consultants
Lydie Le Ninivin:33 6 13 38 14 59

Arcelor Corporate Communications
Tel.: 352 4792 5000
E-mail: press@arcelor.com

Patrick Seyler: 352 4792 2360
Luc Scheer: 352 4792 4455
Jean Lasar: 352 4792 2359

(Spain)
Ignacio Agreda: 34 94 489 4162
Oscar Fleites: 34 98 512 60 29

(France)
Sandra Luneau 33 1 41 25 65 04

Arcelor Investor relations
E-mail: investor.relations@arcelor.com
Martine Hue: 352 4792 2151
00 800 4792 4792 (toll-free, from the EU and Switzerland)
33 1 41 25 9898